ShiftPixy, Inc.

13450 W Sunrise Blvd, Suite 650

Sunrise, FL 33323

June 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	ShiftPixy, Inc.
Registration Statement on Form S-1
Filed June 7, 2023
File No. 333-272133

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 22, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, June 22, 2023, at 4:30 p.m. Eastern Time or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ShiftPixy, Inc.

By:	/s/ Scott W. Absher
Scott W. Absher
Chief Executive Officer; Director